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                             THE CHERRY CORPORATION
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                  847-662-9200

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To our Shareholders:

    The Cherry Corporation (the "Company") is offering (the "Offer") to purchase up to 1,687,500 shares of Class A Common Stock ("Class A Shares") and/or 562,500 shares of Class B Common Stock ("Class B Shares" and the Class A Shares and the Class B Shares are collectively referred to as the "Shares"), or approximately 21.8% of the currently outstanding Class A Shares and 11.8% of the currently outstanding Class B Shares, from existing shareholders, subject to the terms and conditions set forth in the enclosed Offer to Purchase dated November 17, 1998 and the related Letter of Transmittal. The price for each class of shares will not be greater than $15.50 nor less than $13.25 per Share. The Company is conducting the tender offer through a procedure known as a "Dutch Auction." This allows you to select the price or prices, for each class of Shares, within the specified range at which you are willing to sell some, or all, of your Shares to The Cherry Corporation.

    On November 16, 1998, the last trading day prior to the announcement of the Offer, the price per share for the last trade for the Shares on the Nasdaq National Market was $13.50 for Class A Shares and $13.00 for Class B Shares. Any shareholder whose Shares are purchased in the Offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open market sales.

    The Offer is explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. If you desire to tender your Shares, the instructions on how to tender Shares are also explained in detail in the accompanying materials.

    Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering any Shares of either class. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares of each class should be tendered. The Company has been advised that none of its directors, executive officers or its affiliates intend to tender any Shares pursuant to the Offer.

    Please note that the Offer will expire at 5:00 P.M., New York City Time, on December 21, 1998, unless it is extended. Questions with respect to the Offer should be referred to Morrow & Co., Inc., the Information Agent, at (800) 566-9061 (toll free throughout the U.S.).

                                          Sincerely yours,

                                          Peter B. Cherry